Recent Study Provides Further Support for the Efficacy of Polaris™ WR in Wrinkle Reduction

Dermatologic Surgery Journal Reports on Positive Findings of a Six-Month Study of elos™ Technology Used to Treat Wrinkles

Yokneam, Israel & Toronto -- December 12, 2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that the results of  a two-center study found Syneron’s Polaris™ WR effectively decreases the appearance of wrinkles and improves skin texture. In the article to be published this week in the Dermatologic Surgery Journal (2005:31), Dr. Neil S. Sadick of the Weill Medical College of Cornell University, who is on the research board for Syneron, and Dr. Mario A. Trelles* of the Instituto Medico Vilafortuny in Spain, conducted a study of 23 adult patients (20 female and 3 male) aged 38 to 68, classified with grade II to IV wrinkling.  At the conclusion of the treatment period, all of the patients recorded a clear improvement in skin smoothness and texture, and an improvement in the appearance of wrinkles.

The Polaris WR, powered by the unique elos™ (electro-optical synergy) technology, combines 900nm diode laser energy simultaneously with bipolar RF current. The synergetic combination of these two energies enables the system to use less optical energy density resulting in a safer and more effective technology for the treatment of wrinkles than other light or laser-based systems.

“The positive results witnessed by our study patients are proof that the unique combination of RF and diode laser technology significantly decreases the appearance of wrinkles,” said Neil S. Sadick, M.D., department of dermatology, Weill Medical College of Cornell University, and founding director, Sadick Aesthetic Surgery & Dermatology in New York. “The histology assessment from the punch biopsies conducted on four patients showed an overall improvement throughout the skin by increasing epidermal thickness and creating more compact collagen fibers.”

A similar peer-reviewed study published in the same journal earlier this year was cited within this clinical paper whereby Drs. Alster and Doshi also observed measurable improvement in both facial wrinkles and skin laxity with the Polaris WR.

“We are delighted to see such positive results and high patient satisfaction in yet another clinical study,” said Domenic Serafino, president of Syneron North America. “The Polaris WR has proven to be a strong market leader, and the results published in this study further confirm its long-term effectiveness. We truly believe that the unique combination of technologies found in the Polaris WR and all our elos systems brings a very appealing treatment option for physicians and patients alike.”

For media interested in the full text, please contact syneron@schwartz-pr.com.

For investors interested in the full text, please contact ir@syneron.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

*Dr. Mario A. Trelles has no financial investment or relationship with Syneron.

For more information, please contact:

Syneron North America: Domenic Serafino, President, Syneron North America,

(905) 886-9235 ext. 247, doms@syneron.com

Syneron Medical Ltd: Judith Kleinman, VP Investor Relations, + 972 4909 6282, ir@syneron.com

Syneron, the Syneron logo, elos, and Polaris WR are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.